Exhibit (n)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form N-2 dated June 1, 2006 of our report dated March 31, 2006, relating to the financial statements and financial highlights which appear in the January 31, 2006 Annual Report to Shareholders of the Aetos Capital Multi-Strategy Arbitrage Fund, LLC, Aetos Capital Distressed Investment Strategies Fund, LLC, Aetos Capital Long/Short Strategies Fund, LLC, Aetos Capital Market Neutral Strategies Fund, LLC, and Aetos Capital Opportunities Fund, LLC, which are also incorporated by reference into the Registration Statement. We also consent to the references to us under the headings “Financial Highlights” and “Accountants and Legal Counsel” in the June 1, 2006 Registration Statement.

PricewaterhouseCoopers LLP

New York, New York

May 30, 2006